KERSHNER SECURITIES, LLC
(A Wholly Owned Subsidiary of Kershner Trading Group, LLC)
Computation of Net Capital and Aggregate Indebtedness Pursuant to Rule 15c3-1
of the Securities and Exchange Commission
As of December 31, 2015

SCHEDULE I

Net capital:		
Total member's equity	$	6,458,253
Less:		
Other deductions or allowable credits:		5,827,557
Net capital before haircuts on securities positions		630,696
Haircuts on securities positions		13,000
Net capital	$	617,696
Aggregate indebtedness:		
Total liabilities	$	282,265
Total aggregate indebtedness	$	282,265
Minimum net capital requirement (greater of 6 2/3% of aggregate indebtedness or $100,000)	$	100,000
Net capital in excess of minimum requirement	$	517,696
Ratio: Aggregate indebtedness to net capital		0.46 to 1

Note: The above computation does not differ from the computation of net capital under Rule 15c3-1 as of December 31, 2015 as filed by Kershner Securities, LLC on Form X-17A-5. Accordingly, no reconciliation is deemed necessary.

See notes to financial statements and report of independent registered public accounting firm.